# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agrify Corporation, CIK 0001800637
CUSIP: 00853E404
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2220 Hicks Road, Suite 210, Rolling Meadows, Illinois (IL), 60008
Date of event which requires filing of this statement: 05/22/2025
Filed by CIK 0002043397
Persons authorized to receive notices and communications: Bret Kravitz, 325 West Huron Street, Suite 700, Chicago, Illinois (IL), 60654, 312.471.6720

## Reporting persons
- RSLGH, LLC (CIK 0002043397): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,169,334; sole dispositive power 0; shared dispositive power 8,169,334; aggregate amount beneficially owned 8,169,334 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of Common Stock acquired on November 5, 2024; (b) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (c) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH, LLC ("RSLGH") and Agrify Corporation (the "Company") dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (d) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (e) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days.
- WELLNESS MGMT, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,169,334; sole dispositive power 0; shared dispositive power 8,169,334; aggregate amount beneficially owned 8,169,334 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of Common Stock acquired on November 5, 2024; (b) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (c) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and the Company dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (d) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (e) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days.
- FOR SUCCESS HOLDING COMPANY: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,169,334; sole dispositive power 0; shared dispositive power 8,169,334; aggregate amount beneficially owned 8,169,334 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of Common Stock acquired on November 5, 2024; (b) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (c) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and the Company dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (d) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (e) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days.
- VCP23, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,169,334; sole dispositive power 0; shared dispositive power 8,169,334; aggregate amount beneficially owned 8,169,334 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of Common Stock acquired on November 5, 2024; (b) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (c) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and the Company dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (d) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (e) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days
- GTI23, INC.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,169,334; sole dispositive power 0; shared dispositive power 8,169,334; aggregate amount beneficially owned 8,169,334 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of Common Stock acquired on November 5, 2024; (b) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (c) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and the Company dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (d) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (e) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days.
- GREEN THUMB INDUSTRIES INC.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); source of funds: working capital (WC); sole voting power 0; shared voting power 8,169,334; sole dispositive power 0; shared dispositive power 8,169,334; aggregate amount beneficially owned 8,169,334 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of Common Stock acquired on November 5, 2024; (b) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (c) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and the Company dated November 5, 2024, subject to a 4.99% beneficial ownership limitation; (d) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; and (e) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation. Except for warrants that may be issued as interest payments under the November 2024 Note, the November 2024 Note is not currently convertible and is not anticipated to be convertible within the next 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Agrify Corporation
Address of issuer's principal executive offices: 2220 Hicks Road, Suite 210, Rolling Meadows, Illinois (IL), 60008
Comment:
SCHEDULE 13D - EXPLANATORY NOTE

This Amendment No. 2 to the statement on Schedule 13D ("Amendment No. 2") amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on November 13, 2024 and as amended by Amendment No. 1 thereto on December 16, 2024 (as amended, the "Schedule 13D"), and relates to the shares of common stock, par value $0.001 ("Common Stock") of Agrify Corporation (the "Company" or the "Issuer") beneficially owned by (1) RSLGH, LLC, a Delaware limited liability company ("RSLGH"); (2) Wellness Mgmt, LLC, a California limited liability company and the sole member of RSLGH ("Wellness Mgmt"); (3) For Success Holding Company, a Delaware corporation and the sole member of Wellness Mgmt ("For Success Holding"); (4) VCP23, LLC, a Delaware limited liability company and the sole shareholder of For Success Holding ("VCP23"); (5) GTI23, Inc., a Delaware corporation and the sole member of VCP23 ("GTI23"); and (6) Green Thumb Industries Inc., a British Columbia corporation and the sole shareholder of GTI23 ("GTI" or "Green Thumb") (RSLGH, Wellness Mgmt, For Success Holding, VCP23, GTI23 and GTI, collectively, the "Reporting Persons"). Following the closing of the transactions described in the Company's Current Report on Form 8-K filed on May 22, 2025, which form is incorporated by reference herein and included as Exhibit 99.14, under the Purchase Agreement on May 20, 2025, Core Growth, LLC is no longer a Reporting Person.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows (which shall be in addition to the information previously included in the Schedule 13D):

In aggregate, the Reporting Persons are deemed to have voting and dispositive power over 8,169,334 shares of Common Stock of the Company. The May 2025 Note was acquired for the Note Purchase Price (as such terms are defined in Item 4), and the Note Interest Warrant was acquired for the Interest Warrant Conversion Price (as such terms are defined in Item 4).

As of the date of this filing, the Reporting Persons have no margin or other loans outstanding secured by Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows (which shall be in addition to the information previously included in the Schedule 13D):

--Convertible Note Issuance--

On May 22, 2025, the Company issued a Secured Convertible Note to RSLGH in connection with the issuance of a series of convertible notes with an aggregate original principal amount of $30.0 million (the "May 2025 Notes"). The May 2025 Note issued to RSLGH has an original principal amount of $27.0 million (the "Note Purchase Price"), is a secured obligation of the Company and ranks senior to all indebtedness of the Company except for the November 2024 Note and the other May 2025 Notes, with which it ranks pari passu. Each May 2025 Note bears interest at a 10.0% annualized rate, with interest to be paid in the form of Pre-Funded Warrants (as defined below) on the first calendar day of each September and March while such May 2025 Note is outstanding. The principal amount of the May 2025 Note will be payable on the Maturity Date.

The May 2025 Notes impose certain customary affirmative and negative covenants upon the Company, including covenants relating to ranking and reservation of shares. If an event of default under a May 2025 Note occurs, the holder can elect to accelerate all or a portion of the then-outstanding principal amount of the May 2025 Note, plus accrued and unpaid interest, including default interest, which accrues at a rate per annum equal to 14% from the date of a default or event of default.

If a holder elects to convert its May 2025 Note into Common Stock, the conversion price per share will be $23.53 (the "Conversion Price"), which is equal to the Nasdaq Official Closing Price at the time the May 2025 Notes were issued and is subject to customary adjustments for stock splits and similar corporate events. The conversion of the May 2025 Note held by RSLGH will be subject to a 49.99% beneficial ownership limitation and, solely to the extent the Company deems it necessary pursuant to applicable Nasdaq listing rules, the receipt of stockholder approval. In lieu of receiving Common Stock, a holder of a May 2025 Note may instead elect to receive pre-funded warrants ("Pre-Funded Warrants") at a conversion price equal to the Conversion Price less the $0.001 exercise price per warrant, which Pre-Funded Warrants would include ownership limitations substantially similar to those contained in the May 2025 Notes. Each Pre-Funded Warrant is exercisable upon issuance into one share of Common Stock at an exercise price per share of $0.001 (as adjusted from time to time in accordance with the terms thereof) and will expire when such Pre-Funded Warrant is fully exercised.

The foregoing summaries of the May 2025 Notes and the Pre-Funded Warrants do not purport to be complete, and are qualified in their entirety by reference to copies of the form of May 2025 Note and the form of Pre-Funded Warrant that are filed as Exhibit 99.5 and Exhibit 99.6 hereto, respectively.

--Convertible Note Amendments--

On November 5, 2024, the Company issued a Secured Convertible Note (the "November 2024 Note") to RSLGH. On May 8, 2025, the November 2024 Note was amended (the "First Note Amendment") to issue Pre-Funded Warrants in lieu of cash interest, with 18,614 Pre-Funded Warrants issued on May 8, 2025 (the "Note Interest Warrant") and an additional 11,373 Pre-Funded Warrants to be issued on September 1, 2025, replacing the previously defined cash interest payment dates. The number of pre-funded warrants is equal to the cash interest amount otherwise payable on the November 2024 Note divided by $27.42 (the "Interest Warrant Conversion Price"), which was the closing share price on May 8, 2025, the effective date of the amendment. No changes were made to the conversion price of the principal amount of the November 2024 Note.

On May 22, 2025, the November 2024 Note was amended (the "Second Note Amendment") to, among other things, (i) permit the Investor to elect, subject to any required approvals under Nasdaq listing rules, to receive Pre- Funded Warrants in lieu of shares of Common Stock upon conversion of the November 2024 Note at the original conversion price under the November 2024 Note less the $0.001 exercise price of each Pre-Funded Warrant, and (ii) provide that the November 2024 Note ranks on parity with the May 2025 Notes.

The foregoing summaries of the First Note Amendment and Second Note Amendment do not purport to be complete, and are qualified in their entirety by reference to copies of the First Note Amendment and the Second Note Amendment that are filed as Exhibit 99.7 and Exhibit 99.8 hereto, respectively.

--Beboe License Agreement--

On May 20, 2025, in connection with a series of transactions as described in the Company's Current Report on Form 8-K filed on May 22, 2025, an indirect wholly-owned subsidiary of the Company entered into a License Agreement (the "Beboe License Agreement") with For Success Holding. Under the Beboe License Agreement, For Success Holding granted to Core Growth an exclusive license to use certain intellectual property related to the Beboe brand in connection with the production, marketing and sale of hemp-derived products to the extent such activities are legal under applicable state and federal laws in the United States. The consideration payable by Core Growth for the license rights consists of a monthly license fee based on sales of products using the licensed intellectual property as set forth in the Beboe License Agreement.

The license fee is payable in cash or, upon mutual agreement of Core Growth and For Success Holding and, to the extent permitted under applicable Nasdaq listing rules, in Pre-Funded Warrants, with the value per Pre-Funded Warrant being equal to $26.68, the most recent closing price of the Common Stock on the Nasdaq Capital Market as of the time the Beboe License Agreement was executed.

The foregoing summary of the Beboe License Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the complete text of the Beboe License Agreement, which is filed as Exhibit 99.11 hereto, and which is incorporated by reference herein.

--Rythm License Agreement--

On May 20, 2025, in connection with a series of transactions as described in the Company's Current Report on Form 8-K filed on May 22, 2025, VCP entered into a License Agreement (the "Rythm License Agreement") with Core Growth. Under the Rythm License Agreement, VCP granted to Core Growth an exclusive license to use certain intellectual property related to the Rythm brand in connection with the production, marketing and sale of hemp-derived products to the extent such activities are legal under applicable state and federal laws in the United States. The consideration payable by Core Growth for the license rights consists of a monthly license fee based on sales of products using the licensed intellectual property as set forth in the Rythm License Agreement.

The license fee is payable in cash or, upon mutual agreement of Core Growth and VCP and, to the extent permitted under applicable Nasdaq listing rules, in Pre-Funded Warrants, with the value per Pre-Funded Warrant being equal to $26.68, the most recent closing price of the Company's Common Stock on the Nasdaq Capital Market as of the time the Rythm License Agreement was executed.

The foregoing summary of the Rythm License Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rythm License Agreement, which is filed as Exhibit 99.12 hereto, and which is incorporated by reference herein.

--Amended and Restated Shared Services Agreement--

On May 20, 2025, the Company entered into an Amended and Restated Shared Services Agreement (the "Services Agreement") with Vision Management Services, LLC ("VMS"), an indirect wholly-owned subsidiary of Green Thumb, as further described in the Company's Current Report on Form 8-K filed on May 22, 2025. Pursuant to the Services Agreement, the Company will pay service fees to VMS, payable in cash or, upon mutual agreement of the Company and VMS and to the extent permitted under applicable Nasdaq listing rules, in Common Stock or in Pre-Funded Warrants, with the value per share of Common Stock or Pre-Funded Warrant being equal to $26.68, the most recent closing price of the Company's Common Stock on the Nasdaq Capital Market as of the time the Services Agreement was executed.

The foregoing summary of the Services Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the complete text of the Services Agreement, which is filed as Exhibit 99.13 hereto, and which is incorporated by reference herein.

--General--

In addition to the transactions described above, on May 20, 2025, the Company also entered into a Purchase Agreement with VCP IP Holdings, LLC, an indirect wholly-owned subsidiary of Green Thumb, pursuant to which the Company acquired all of the equity interests in MC Brands LLC and its wholly-owned subsidiary Core Growth LLC, the assets of which primarily consist of intellectual property rights to the incredibles brand. Immediately thereafter, the Company entered into a License Agreement with GTI Core, LLC, an indirect wholly-owned subsidiary of Green Thumb, pursuant to which MC Brands, LLC granted to GTI Core, LLC an exclusive license to use certain intellectual property related to the incredibles brand in connection with GTI Core's existing state-licensed cannabis businesses. Neither of these agreements involved the sale or issuance of securities of the Company, and both are described more fully in the Company's Current Report on Form 8-K filed on May 22, 2025, which form is incorporated by reference herein and included as Exhibit 99.14,

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer (the "Board"), engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization of the Issuer, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares securities of the Issuer, and/or selling some or all of the Investors securities in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) The aggregate percentage of Common Stock reported owned by each Reporting Person is based upon approximately 1,953,901 shares of Common Stock outstanding as of May 22, 2025. As of the date hereof, each Reporting Person may be deemed to beneficially own 49.99% of the outstanding shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) Because Wellness Mgmt is the sole member of RSLGH, For Success Holding is the sole member of Wellness Mgmt, VCP23 is the sole shareholder of For Success Holding, GTI23 is the sole member of VCP23, and GTI is the sole shareholder of GTI23 (collectively, other than RSLGH, the "GTI Parties"), the GTI Parties are deemed to share the voting and dispositive power over the 8,169,334 shares of Common Stock directly beneficially owned by RSLGH.
Transactions in the class effected during the past sixty days: The Reporting Persons have not made any transactions in the Common Stock within the past 60 days other than as provided in Item 4 above.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the disclosure in Item 4 and Item 5 above, which is incorporated into this Item 6, and see the joint filing agreement of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement - Filed Herewith
99.2 - Purchase Agreement dated November 5, 2024 - https://www.sec.gov/Archives/edgar/data/1800637/000121390024097577/ea022100501ex99-2_agrify.htm
99.3 - Secured Convertible Note dated November 5, 2024 - https://www.sec.gov/Archives/edgar/data/1800637/000121390024094613/ea022010001ex4-1_agrify.htm
99.4 - Purchase Agreement dated December 12, 2024 - https://www.sec.gov/Archives/edgar/data/1800637/000121390024109041/ea022484801ex99-4_agrify.htm
99.5 - Form of Secured Convertible Note dated May 22, 2025 - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex4-2_agrify.htm
99.6 - Form of Pre-Funded Common Stock Purchase Warrant - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex4-1_agrify.htm
99.7 - Amendment and Waiver to Secured Convertible Note dated May 8, 2025 - sec.gov/Archives/edgar/data/1800637/000121390025041201/ea023943501ex4-1_agrify.htm
99.8 - Second Amendment to Secured Convertible Note, dated May 22, 2025 - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex4-3_agrify.htm
99.9 - Purchase Agreement, dated May 20, 2025, by and between VCP IP Holdings, LLC and Agrify Corporation - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-1_agrify.htm
99.10 - Trademark and Recipe License Agreement, dated May 20, 2025, by and between MC Brands LLC and GTI Core, LLC https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-2_agrify.htm
99.11 - Trademark and Recipe License Agreement, dated May 20, 2025, by and between For Success Holding Company and Core Growth, LLC - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-3_agrify.htm
99.12 - Trademark and Recipe License Agreement, dated May 20, 2025, by and between VCP IP Holdings, LLC and Core Growth, LLC - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-4_agrify.htm
99.13 - Amended and Restated Shared Services Agreement, dated May 22, 2025, by and between Agrify Corporation and Vision Management Services, LLC https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-5_agrify.htm
99.14 - Current Report on Form 8-K dated May 20, 2025 as filed on May 22, 2025 - https://www.sec.gov/ix?doc=/Archives/edgar/data/0001800637/000121390025046875/ea0243186-8k_agrify.htm

## Signatures
- RSLGH, LLC: /s/ Bret Kravitz, Bret Kravitz/Corporate Secretary (05/22/2025)
- WELLNESS MGMT, LLC: /s/ Benjamin Kovler, Benjamin Kovler/Authorized Signatory (05/22/2025)
- FOR SUCCESS HOLDING COMPANY: /s/ Benjamin Kovler, Benjamin Kovler/CEO & President (05/22/2025)
- VCP23, LLC: /s/ Benjamin Kovler, Benjamin Kovler/Manager (05/22/2025)
- GTI23, INC.: /s/ Benjamin Kovler, Benjamin Kovler/Director & Authorized Signatory (05/22/2025)
- GREEN THUMB INDUSTRIES INC.: /s/ Benjamin Kovler, Benjamin Kovler/Chairman and Chief Executive Officer (05/22/2025)